                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             EXCAL ENTERPRISES, INC.
                             -----------------------
                                (Name of Issuer)

                          $.001 Par Value Common Stock
                          ----------------------------
                         (Title of Class of Securities)

                                    300902103
                                    ---------
                                 (CUSIP Number)

                               George J. D'Angelo
      14502 N. Dale Mabry, Suite 305, Tampa, Florida 33602; (813) 969-0854
      --------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 28, 1997
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        [Continued on following page(s)]

                                Page 1 of 9 Pages

CUSIP No.   300902103            SCHEDULE 13D   Page     2    of    9      Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons           George J. D'Angelo
          S.S. or I.R.S. Identification Nos. of Above Persons

          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
                                PF&OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
                       USA
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                       224,800*
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                        -0-
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                      224,800*
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                  -0-
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                    224,800*
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
                   5.58%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
                   IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

* Mr. D'Angelo is the record owner of 162,300 shares and beneficial owner of the remaining 62,500 shares as president of D'Angelo Capital Corp., the general partner of GJD Partners L.P., the record owner of the shares.

         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Page 2 of 9 Pages

CUSIP No.  300902103           SCHEDULE 13D   Page     3    of     9     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons      D'Angelo Capital Corp.
          S.S. or I.R.S. Identification Nos. of Above Persons

          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
                   OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
               Delaware, U.S.A.
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                       62,500*
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                          -0-
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                      62,500*
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                    -0-
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                 62,500*
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
                  1.55%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
               CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

* D'Angelo Capital Corp. is reporting this beneficial ownership as the managing general partner of GJD Partners, L.P., the record owner of the shares.

        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




                               Page 3 of 9 Pages

CUSIP No.   300902103            SCHEDULE 13D   Page     4    of    9      Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons       GJD Partners, L.P.
          S.S. or I.R.S. Identification Nos. of Above Persons

          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
                 WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
             Delaware, U.S.A.
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                        62,500
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                           -0-
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                       62,500
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                     -0-
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
             62,500
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
             1.55%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
             PN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Page 4 of 9 Pages

Item 1   Security and Issuer

         Title of Securities:           Common Stock, par value $.001 per share
                                        (the "Stock") of Excal Enterprises,
                                        Inc. (the "Issuer")

         Name and Address of Issuer:    Excal Enterprises, Inc.
                                        100 North Tampa Street, Suite 3575
                                        Tampa, Florida 33602

Item 2   Identity and Background

         Item 2(a) This Statement is being filed by and on behalf of George J. D'Angelo ("D'Angelo"), D'Angelo Capital Corp ("DCC") and GJD Partners, L.P. ("GJD")(each may also be referred to as the "Reporting Person"). DCC is the general partner of GJD. D'Angelo is the only officer, the sole shareholder, and a director of DCC. There is one additional director of DCC; George J. D'Angelo, M.D. ("D'Angelo MD").

         Item 2(b)         The business address for D'Angelo is:
                           14502 N. Dale Mabry, Suite 305
                           Tampa, FL 33618

                           The business address for DCC and GJD is:
                           850 Third Avenue
                           New York, NY 10022

                           The business address for D'Angelo MD is:
                           104 E. 2nd Street
                           Erie, PA 16507

         Item 2(c)         The principal occupation of each Reporting
                           Person and of each director of DCC is as follows:

                           D'Angelo President of D'Angelo Capital Corp. 850 Third Avenue
                                        New York, NY 10022

                           DCC          Managing General Partner of
                                        GJD Partners, L.P.
                                        850 Third Avenue
                                        New York, NY 10022

                           GJD          Investing in Securities
                                        850 Third Avenue
                                        New York, NY 10022

                           D'Angelo MD  Physician
                                        104 E. 2nd Street
                                        Erie, PA 16507

         Item 2(d) Criminal Proceedings: During the last five years, none of the persons or entities identified in
                           Item 2(a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such

                                Page 5 of 9 Pages
                           proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 2(e)         Civil Proceedings:     See Item 2(d)

         Item 2(f) Each natural person listed in Item 2(a) above is a United States citizen; GJD is a Delaware Limited Partnership; and DCC is a Delaware corporation


Item 3   Source and Amount of Funds or other Consideration

         D'Angelo purchased Stock with personal funds and received 143,400 shares of Stock from a distribution from Quest Partners, L.P., a Delaware Limited Partnership.

         GJD purchased the Stock it holds out of its working capital. The total purchase price of all shares of Stock GJD holds is $128,750.


Item 4   Purpose of Transaction

         D'Angelo has acquired Stock of the Issuer because he believes that such Shares are substantially undervalued. D'Angelo will evaluate his investment in the Issuer on an ongoing basis and will take whatever action he concludes is in his best interest including buying additional shares or selling shares without any further prior disclosure.

         GJD has acquired Stock of the Issuer for capital appreciation. GJD will evaluate its investment in the Issuer on an ongoing basis and will take whatever action it concludes is in its best interest including buying additional shares or selling shares without any further prior disclosure.


Item 5   Interest in Securities of the Issuer

         Item 5(a) As of the close of business on January 29, 1997, the outstanding shares of Stock and percentage of the Issuer (based upon the number of shares reported as being outstanding in the Issuer's Form 10-Q/SB for the quarter ended September 30, 1996) held of record by each Reporting Person is as follows:

                                                                        Approximate Percentage of
                            Holder               No. of Shares             Outstanding Shares
                            ------               -------------          -------------------------
                          D'Angelo                162,300                       4.03
                                                                                1.55
                                                                                ----
                          GJD                      62,500(1)                    5.58% (total)

                          (1) D'Angelo and DCC are deemed beneficial owner of
                              these shares


         Item 5(b) D'Angelo has sole power to vote and to dispose of all of the shares of Stock reported herein; 162,300 that he owns of record and 62,500 that he owns beneficially as the principal officer of DCC, the managing general partner of the record owner, GJD.



                                Page 6 of 9 Pages

         Item 5(c) The following table sets forth all transactions with respect to the Issuer's Stock effected during the past sixty days by any Reporting Person. Each transaction set forth below reflects a purchase (P) or a sale (S) effected by means of an over-the-counter trade.



                              Reporting Person    Trade Date       No. of Shares      Price Per Share
                              ----------------    ----------       -------------      ---------------
                                GJD                01/28/97           62,500 (P)           $2.06
                                D'Angelo           12/26/96            3,000 (S)           $2.55
                                D'Angelo           12/13/96            5,000 (P)           $1.95



         Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                           No contract exists between any of the entities or natural person identified in Item 2(a) above and the issuer.

         Item 7   Materials to Be Filed as Exhibits

                  EXHIBIT 1         JOINT FILING AGREEMENT

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 1997.


                                            /s/ George J. D'Angelo
                                            ------------------------------
                                              George J. D'Angelo

                                            D'ANGELO CAPITAL CORP.


                                            By:/s/ George J. D'Angelo
                                               ----------------------------
                                                George J. D'Angelo, President

                                            GJD PARTNERS, L.P.


                                            By:/s/ George J. D'Angelo
                                               ----------------------------
                                               George J. D'Angelo, President of
                                               D'Angelo Capital Corporation, as
                                               Managing General Partner





         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign

                                Page 7 of 9 Pages
on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).



                                Page 8 of 9 Pages

                                    Exhibit 1

                             Joint Filing Agreement

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of an amendment to the statement on Schedule 13D filed on February 6, 1997 including any amendment thereto. This Joint Filing Agreement shall be included as an Exhibit to such joint filing. In evidence thereof, each of the undersigned, being duly authorized, hereby executed this Agreement this 6th day of February, 1997.




                                            /s/ George J. D'Angelo
                                            ------------------------------
                                              George J. D'Angelo

                                            D'ANGELO CAPITAL CORP.


                                            By:/s/ George J. D'Angelo
                                               ----------------------------
                                                George J. D'Angelo, President

                                            GJD PARTNERS, L.P.


                                            By:/s/ George J. D'Angelo
                                               ----------------------------
                                               George J. D'Angelo, President of
                                               D'Angelo Capital Corporation, as
                                               Managing General Partner









































                                Page 9 of 9 Pages